EXHIBIT 99.2

ARTICLES OF AMENDMENT

TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DANAOS CORPORATION

Pursuant to Sections 86, 55(7), 88(1) and 90 of the

Marshall Islands Business Corporations Act

DANAOS CORPORATION, a corporation domesticated in and existing under the law of the Republic of The Marshall Islands (the “Corporation”), hereby certifies as follows:

(a)   The name of the Corporation is “DANAOS CORPORATION”.

(b)   The Corporation was originally incorporated in the Republic of Liberia on December 7, 1998.  Articles of Domestication and Articles of Incorporation of the Corporation were filed with the Office of the Registrar of Corporations of the Republic of The Marshall Islands on October 7, 2005.  The Articles of Incorporation were amended and restated on October 14, 2005 and Articles of Amendment to such Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations of the Republic of The Marshall Islands on September 14, 2006.  The Amended and Restated Articles of Incorporation were amended and restated on September 18, 2006.  A Statement of Designations was filed pursuant to Section 35(5) of the Business Corporation Act on October 5, 2006 in respect of the right, preferences and privileges of series A participating preferred stock of the Corporation.

(c)   The Amended and Restated Articles of Incorporation are hereby amended to increase the total number of shares of stock which the Corporation shall have authority to issue by striking the first paragraph of Section FOURTH of the Amended and Restated Articles of Incorporation in its entirety as follows:

The aggregate number of shares of stock that the Corporation is authorized to issue is two hundred five million (205,000,000) shares with a par value of one cent (US $0.01), consisting of two hundred million (200,000,000) shares of common stock with a par value of one cent (US $0.01) (“Common Stock”) and five million (5,000,000) shares of preferred stock with a par value of one cent (US $0.01) (the “Preferred Stock”).

and replacing it with the following:

The aggregate number of shares of stock that the Corporation is authorized to issue is Eight hundred fifty million (850,000,000) shares with a par value of one cent (US $0.01), consisting of seven hundred fifty million (750,000,000) shares of common stock with a par value of one cent (US $0.01) (“Common Stock”) and one hundred million (100,000,000) shares of preferred stock with a par value of one cent (US $0.01) (the “Preferred Stock”).

(d)   The Amended and Restated Articles of Incorporation are hereby amended to add new Section TENTH to the Amended and Restated Articles of Incorporation to read in its entirety as follows:

The Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal bylaws of the Corporation with, notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of not less than sixty-six and two-thirds percent (66-2/3%) of the directors then in office.

(e)   This amendment to the Amended and Restated Articles of Incorporation was duly adopted in accordance with Section 88(1) and Section 55(7) of the Marshall Islands Business Corporations Act (the “BCA”).  On July 24, 2009, the Board of Directors of the Corporation adopted resolutions by the unanimous written consent in accordance with Section 55(4) of the BCA setting forth and declaring advisable that this amendment to the Amended and Restated Articles of Incorporation be adopted by the shareholders of the Corporation.  On September 9, 2009, the holders of sixty-six and two-thirds percent (66-2/3%) of all of the outstanding shares of the Corporation entitled to vote thereon authorized the adoption of this amendment to the Amended and Restated Articles of Incorporation at a duly convened meeting of the stockholders of the Corporation in accordance with the Amended and Restated Articles of Incorporation and Section 88(1) and Section 55(7) of the BCA, and such authorization has been filed with the minutes of the proceedings of shareholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to Amended and Restated Articles of Incorporation to be signed as of the 9th day of September 2009, by its Chief Executive Officer and President, who hereby affirms and acknowledges, under penalty of perjury, that these Articles of Amendment are the act and deed of the Corporation and that the facts stated herein are true.

DANAOS CORPORATION

By:	/s/ John Coustas
Name: John Coustas
Title: Chief Executive Officer and President